Richard I. Reynolds

Executive Vice President and

Chief Financial Officer

August 2, 2011

VIA EDGAR

Ms. Mindy Hooker

Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Libbey Inc.
Form 10-K for the fiscal year-ended December 31, 2010
Filed March 14, 2011
File #1-12084

Dear Ms. Hooker:

In response to Mr. Cash’s comment letter dated July 27, 2011, we request an extension until August 31, 2011, to respond to the comments outlined in his letter for the following reasons:

•

Libbey is in a transitional period in regard to the company’s chief executive officer. Stephanie Streeter, Libbey’s new Chief Executive Officer, only started with the company on August 1, 2011. Long-time Chairman and Chief Executive Officer John Meier retired July 29, 2011, after 41 years with the company.

•	We had a very recent Board of Director’s meeting on July 26, 2011.

•

We are in the process of complying with SEC XBRL reporting requirements regarding our Form 10-Q for the period-ending June 30, 2011. This is Libbey’s first time reporting in the XBRL format, requiring additional time and effort on our behalf.

We appreciate your consideration of this extension for the above-mentioned reasons and ask that you confirm accordingly.

We look forward to submitting the requested information.

Sincerely,

/s/ Richard I. Reynolds
Richard I. Reynolds
Executive Vice President and
Chief Financial Officer

/smm

300 Madison Avenue        Post Office Box 10060        Toledo, OH 43699-0060        419-325-2494        FAX: 419-325-2585

Internet: reynori@libbey.com